Brian S. North 215 665 3828 brian.north@bipc.com	1835 Market Street, 14th Floor Philadelphia, PA 19103 T 215 665 8700 F 215 665 8760 www.buchananingersoll.com

October 24, 2008

VIA EDGAR TRANSMISSION

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporate Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          SOKO Fitness & Spa Group, Inc.
Form 10-KSB
Filed February 29, 2008
File No. 333-132429

Dear Mr. Thompson:

On behalf of SOKO Fitness & Spa Group, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 28, 2008, to the above-captioned Annual Report on Form 10-KSB for the year ended December 31, 2007.  Please note that, for the Staff’s convenience, we have recited the Staff’s comment and provided the Company's response to the comment immediately thereafter.

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet perform its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.  …. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response:

The Form 10-KSB for the year ended December 31, 2007 was prepared and filed by the pre-reverse acquisition management of the Company with respect to its former operations, which were divested as part of the reverse acquisition. The current management of SOKO has contacted the former management and has confirmed that the Company had assessed its internal controls over financial reporting and found them adequate.  As a result, the Company is amending the Annual Report on Form 10-KSB for the year ended December 31, 2007 to:

Securities and Exchange Commission
October 24, 2008

(i) provide an explanatory note that reads in full as follow:

Explanatory Note

This Annual Report on Form 10-KSB/A is filed as an amendment to the Annual Report on Form 10-KSB filed by SOKO Fitness & Spa Group, Inc. (formerly American Business Holdings Inc.) (the “Company”) on February 29, 2008 (the “Original 10-KSB”). The Company is amending "Item 8A - Controls and Procedures" to conclude that our disclosure controls and procedures are not effective because we failed to comply with the required disclosures under provisions of Item 308 in Regulation S-K.

Except as described above, no other changes have been made to the Original Report and have not been included in this Amendment. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, new certifications by our Principal Executive Officer and Principal Financial Officer are filed as exhibits to this Amendment.

; and

(ii) amend Item 8A - Controls and Procedures to read in full as follows (new language has been italicized for your convenience):

Item 8A.                      Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), as of December 31, 2007. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are not effective because of the material weakness in our disclosure controls and procedures described below:

•	We failed to include certain required statements in the Management’s Annual Report on Internal Control Over Financial Reporting in our Form 10-KSB filed on February 29, 2008.

We are developing a plan to ensure that all information will be recorded, processed, summarized and reported accurately, and as of the date of this report, we have taken the following steps to address the above-referenced material weaknesses in our disclosure controls and procedures:

1.	We have amended the Form 10-KSB to include all the required statements in the Management’s Annual Report on Internal Control Over Financial Reporting;

2.	We will continue to educate our management personnel to comply with the disclosure requirements of Securities Exchange Act of 1934 and Regulation S-K;

Securities and Exchange Commission
October 24, 2008

3.	We are developing a plan to improve internal controls, which is under review by our audit committee;

4.	We intend to have adequate internal controls in place prior to the end of our 2009 fiscal year, and

5.	We will increase management oversight of accounting and reporting functions in the future.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with United States generally accepted accounting principles (US GAAP), including those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Therefore, Management concluded the Company maintained effective internal control over financial reporting as of December 31, 2007.

Changes in Internal Controls Over Financial Reporting

There were no changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls over financial reporting that occurred during the fourth quarter of fiscal 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
October 24, 2008

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The requested letter from the Company is filed herewith.

If you or others have any questions or would like additional information, please contact the undersigned at 215-665-3828.

Very truly yours,

/s/ Brian S. North

Brian S. North

cc:  Mr. Tong Liu, Chief Executive Officer